MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

March 29, 2017

VIA EDGAR

Ms. Elizabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to comments that you provided telephonically on March 10, 2017 regarding the Registration Statement (SEC Accession No. 0001144204-17-004060) filed by the Registrant on January 26, 2017. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus:

Comment 1: Please confirm that the changes made to the Registrant’s previous Rule 485(b)(1)(vii) template filings will be made to this filing.

Response: The Registrant confirms that those changes will be made.

Comment 2: Before going effective, please file the final fee table and example tables or confirm that there are not material changes in the response correspondence.

Response: The Registrant confirms that there are not material changes to the fee and example tables from the filing made pursuant to Rule 485(a) on January 26, 2017.

MainStay Cushing MLP Premier Fund

Comment 3: Fees and Expenses of the Fund: Please include in the fee table current deferred income tax expense/benefit or confirm if there is no expense/benefit expected for the year.

Response: The Registrant confirms that there is no deferred income tax benefit expected for the year.

Comment 4: Fees and Expenses of the Fund: Please remove footnote 2 on the management breakpoint.

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Response: The Registrant respectfully submits that the management breakpoint disclosure is necessary for shareholders’ understanding of the funds’ fee structure, but will consider removing this footnote for the next annual update cycle along with the other MainStay Funds.

Comment 5: Fees and Expenses of the Fund: Please delete the following since there is no contractual waiver, as it may be confusing.

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: The Registrant respectfully submits that this is standard disclosure to make shareholders aware that any contractual fee waiver would only be reflected for the duration of the arrangement, whether or not a contractual waiver is in place currently; however, the Registrant will consider removing this footnote, as applicable, for the next annual update cycle along with the other MainStay Funds.

Comment 6: Fees and Expenses of the Fund: If applicable, please disclose or confirm that the sales charges are charged on reinvested dividends and if they were included, costs would be higher.

Response: The Registrant confirms that sales charges are not charged on reinvested dividends.

Comment 7: Principal Investment Strategies: Please disclose any criteria as to maturity, duration or credit quality with respect to the fund’s investments in debt securities in MLPs. In addition, please disclose the principal risks of investing in debt securities. If the fund may invest in junk debt, please disclose that as well.

Response: The Registrant respectfully declines to make changes to this disclosure as the fund does not expect to invest significantly in debt securities of MLPs. Investments in those debt securities, however, may be of any maturity, as disclosed in the section title “More About Investment Strategies and Risks: Debt or Fixed Income Securities.” The Registrant will continue to review this disclosure for changes should the fund make additional investments in debt securities.

Comment 8: Principal Investment Strategies: Please disclose that derivatives will be valued on a marked-to-market basis if they are included in the 80% test, rather than notional value for purposes of calculating compliance with the 80% policy.

Response: The Registrant confirms that derivatives will be valued on a marked-to-market basis.

Comment 9: Principal Investment Strategies: Consider describing I-Shares in the summary prospectus.

Response: The Registrant has revised this section as requested.

Comment 10: Principal Risks: MLPs and Other Natural Resources Sector Companies Risks: Please disclose that MLPs and MLP-related securities are generally considered interest rate-sensitive instruments, and that in periods of interest rate volatility, these investments may not provide attractive returns.

Response: The Registrant has revised this section as requested.

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Comment 11: Principal Risks: Non-Diversification Risk: Please explain that because the fund may invest a greater percentage of assets in a smaller number of issuers, the fund is more susceptible to the risk that one single event/occurrence could have a significant adverse effect on the fund.

Response: The Registrant has revised this section as requested.

Comment 12: Past Performance: Average Annual Total Returns: Update the table to include one- and five-year periods.

Response: The Registrant has revised this section as requested.

Comment 13: Past Performance: Please disclose that the predecessor performance of the old classes reflect the new sales charge of the existing class. In that case, if the performance of the new class period prior to July 11, 2014 reflected the sales load for the predecessor class, the performance of the new class would be lower. If the performance prior to July 11, 2014 reflects the new class’ expenses rather than the predecessor, disclose that the performance would be lower, if true. See IDS Life No-Action Letter.

Response: The Registrant has revised this section as requested.

MainStay Cushing Energy Income Fund

Comment 14: Principal Investment Strategies: Please describe the upstream energy sector.

Response: The Registrant has revised this section as requested.

Comment 15: Principal Investment Strategies: If the fund invests in contingent convertible securities, please explain to the extent in which the fund invests in those securities.

Response: The fund does not currently invest in contingent convertible securities.

Comment 16: Principal Investment Strategies: Please disclose the concentration policy in the Principal Investment Strategies.

Response: The Registrant has revised this section as requested.

Comment 17: Principal Risks: Tax Risks: Please explain the fund’s previous concentration in MLPs or consider deleting the following.

The Fund expects to be treated as a regulated investment company under the Internal Revenue Code. Because of the Fund’s previous concentration in MLP investments, however, the Fund was not previously eligible to elect to be treated as a regulated investment company. Accordingly, the Fund was taxed as a regular corporation, or a “C” corporation, for U.S. federal income tax purposes, and subject to state and local taxes as a regular corporation. As a result, the Fund generally was subject to U.S. federal income tax on its taxable income at the graduated rates applicable to corporations (currently at a maximum rate of 35%) as well as state, local and foreign income taxes.

Response: The Registrant has revised this section as requested.

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Comment 18: More About Investment Strategies and Risks: Please state if the investment objective may be changed without shareholder vote.

Response: In the subsection titled “Investment Policies and Objectives,” the Registrant states that “Each Fund’s investment objective is non-fundamental and may be changed without shareholder approval.”

Comment 19: More About Investment Strategies and Risks: Please clarify what sector propane is a part of. It is mentioned as both Midstream MLP and “other segments of the natural resources sector.”

Response: The Registrant respectfully submits that propane is mentioned in the discussion of Midstream MLP investments because it is a refined product that is processed and transported by many midstream MLP businesses.  Propane MLPs are broken out as a separate sector to refer to those MLPs which engage in the distribution of propane. Because propane may be considered, separately, as both of these types of investments, the Registrant respectfully declines to make changes in this section.

Comment 20: More About Investment Strategies and Risks: Please summarize the strategies in the Item 9 disclosure in Item 4 disclosure, unless they are not principal, in which case they should be recategorized. If they are principal, please add risk disclosure.

Response: The Registrant has reviewed and revised the disclosure summarizing the fund’s principal investment strategies per Item 4 of the Form N-1A and respectfully submits that the disclosure included per Item 4 and Item 9 are reasonable and appropriate both to describe the fund’s principal investment strategies and to summarize those strategies, as applicable.

Comment 21: More About Investment Strategies and Risks: Please disclose the concentration policy in Item 9.

Response: The Registrant respectfully notes that the concentration policies of the Funds are disclosed under “Concentration Risk” in Item 9.

Comment 22: More About Investment Strategies and Risks: Industry Specific Risks: Please include these risks in the summary prospectus.

Response: In Item 4, the Registrant notes under “Sub-Sector Specific Risk” that investments of the Funds are subject to risks specific to particular subsectors and industries. The Registrant has re-titled the Item 4 risk so that the Item 9 and Item 4 disclosure regarding industry specific risks are more clearly aligned.

Comment 23: More About Investment Strategies and Risks: Cash Flow Risk: Please clarify that Cash Flow Risk is only principal for the MLP Premier Fund and not the Energy Income Fund.

Response: The Registrant respectfully submits that Cash Flow Risk is a principal risk for both the MLP Premier Fund and the Energy Income Fund. The Energy Income Fund has Item 4 Cash Flow Risk disclosure.

Comment 24: More About Investment Strategies and Risks: Canadian Investment Risk: Please disclose that this discussion only applies to the MLP Premier Fund and add disclosure in the summary prospectus.

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Response: The Registrant has revised these sections as requested.

Comment 25: More About Investment Strategies and Risks: Debt Securities Risk: Please separate junk bond risk into its own discussion, and, if true, please clarify that this principal risk only applies to the Energy Income Fund.

Response: The Registrant has revised this section to include an additional principal risk titled “High Yield Securities.” This principal risk applies to the Renaissance Advantage Fund as well as the Energy Income Fund.

Comment 26: More About Investment Strategies and Risks: Common Stock Risk, Preferred Stock Risk and Convertible Securities Risk: Please disclose that these principal risks are applicable to the Energy Income Fund only. Convertible Securities Risk was not included in the summary for the Energy Income Fund and should be included if it is principal.

Response: The Registrant respectfully submits that these risks are applicable to the other funds in addition to the Energy Income Fund. The Registrant has included Convertible Securities Risk in the summary prospectus for the Energy Income Fund.

Comment 27: More About Investment Strategies and Risks: Please include, in response to Item 9, Sub-Sector Specific Risk and, for the MainStay Cushing MLP Premier Fund, Derivatives Risk as discussed in the summary prospectus. Please align Item 4 and Item 9 Selection Risk.

Response: The Registrant has revised these sections as requested. Please refer also to the Response to Comment 22 above.

Comment 28: Shareholder Guide: Redemptions-In-Kind: If the fund may use illiquid securities to redeem in kind, please disclose this, as well as the fact that shareholders would bear the risk of not being able to sell those securities at all.

Response: The Registrant has revised this section as requested.

Comment 29: Know With Whom You are Investing: Please state the aggregate fee paid to the adviser for the most recent fiscal year. See Item 10(a) of Form N-1A.

Response: The Registrant has revised this section as requested.

Statement of Additional Information

Comment 30: Table of contents: please make sure to add a table of contents.

Response: The Registrant has revised this section as requested.

Comment 31: Fundamental Investment Restrictions: In adjacent disclosure, please clarify what the 1940 Act or the 1933 Act permits with respect to each of these fundamental investment policies.

Response: We have implemented changes in response to this comment by incorporating additional information about the relevant fundamental investment restrictions. This additional information does not change the fundamental investment restrictions and is not considered to be part of these restrictions but is intended to be informative to shareholders as to the current permissibility of various investments under the 1940 Act.

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Comment 32: Fundamental Investment Restrictions: Please disclose that the funds will look through to the underlying funds’ investments for determining concentration.

Response: The Registrant respectfully notes the following language in the section titled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds generally do not look through investments in underlying investment companies for purposes of applying their concentration limitations, unless the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund's concentration limitation.

Comment 33: Fundamental Investment Restrictions: Please clarify that the funds will include municipal securities backed principally from the assets and revenues of non-governmental users for determining concentration.

Response: The Registrant has revised this section as requested.

Comment 34: Please provide the aggregate dollar amount of underwriting commissions and the amount retained by the underwriter for each of the Funds for each of the last 3 fiscal years. Please also provide the compensation information required by Item 25(b).

Response: The Registrant has revised this section as requested.

Comment 35: Control Persons: Change the threshold to 5% or more, instead of more than 5%.

Response: The Registrant has revised this section as requested.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle

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